Filed by: Colony NorthStar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Colony NorthStar, Inc. (Commission File No.: 333-212739)

On November 23, 2016, NorthStar Asset Management Group Inc. filed a Current Report on Form 8-K with the following information:

As previously announced, on June 2, 2016, NorthStar Asset Management Group Inc., a Delaware corporation (“NSAM”), entered into an Agreement and Plans of Merger, as amended from time to time, with NorthStar Realty Finance Corp. (“NRF”), a Maryland corporation, Colony Capital, Inc. (“Colony”), a Maryland corporation, and certain subsidiary entities of NSAM and NRF, pursuant to which NSAM, Colony and NRF will combine in an all-stock merger of equals (the “Mergers”). In connection with the Mergers, each of NSAM, Colony and NRF has filed a definitive joint proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016 (the “Definitive Proxy Statement”). The supplemental information below should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement.

Supplemental Information to the Definitive Proxy Statement

As previously described in the Definitive Proxy Statement under the heading “Litigation Relating to the Mergers”, a purported stockholder of Colony initiated a legal action (referred to as the Carter action) on behalf of a putative class of Colony stockholders against Colony and members of the Colony board alleging claims under Sections 14(a) and 20(a) of the Exchange Act and claims relating to the financial projections for NSAM, Colony and NRF and the financial analysis performed by Colony’s financial advisor.

On November 18, 2016, a purported stockholder of NSAM filed a substantially similar action relating to the Mergers on behalf of a putative class of NSAM stockholders in the United States District Court of the District of Maryland, captioned Kessler v. NorthStar Asset Management Group Inc., et al. The Kessler action names as defendants NSAM and the members of the NSAM board, and alleges claims under Sections 14(a) and 20(a) of the Exchange Act substantially similar to those alleged in the Carter action. The complaint alleges, among other things, that the initial joint proxy statement/prospectus and the first and third amendments thereto filed in respect of the Mergers omit or misstate various facts concerning the financial analyses performed by the financial advisors to NSAM and the special committee of the NSAM board. The complaint purports to seek, among other things, injunctive relief, money damages and attorneys’ and expert fees and expenses.

Also on November 18, 2016, a purported stockholder of NRF filed an action relating to the Mergers on behalf of a putative class of NRF stockholders in the United States District Court of the District of Maryland, captioned Boothe v. NorthStar Realty Finance Corp., et al. The Boothe action makes substantially similar claims as the Carter and Kessler actions. The Boothe action names as defendants NRF and the members of the NRF board, and alleges claims under Sections 14(a) and 20(a) of the Exchange Act substantially similar to those alleged in the Carter and Kessler actions. The complaint alleges, among other things, that the initial joint proxy statement/prospectus and the first and third amendments thereto filed in respect of the Mergers omit or misstate various facts concerning the financial analyses performed by the financial advisor to the special committee of the NRF board. The complaint purports to seek, among other things, injunctive relief, money damages and attorneys’ and expert fees and expenses.

Also on November 23, 2016, NorthStar Realty Finance Corp. filed a Current Report on Form 8-K with the following information:

As previously announced, on June 2, 2016, NorthStar Realty Finance Corp. (“NRF”), a Maryland corporation, entered into an Agreement and Plans of Merger, as amended from time to time, with NorthStar Asset Management Group Inc. (“NSAM”), a Delaware corporation, Colony Capital, Inc. (“Colony”), a Maryland corporation, and certain subsidiary entities of NRF and NSAM, pursuant to which NRF, NSAM and Colony will combine in an all-stock merger of equals (the “Mergers”). In connection with the Mergers, each of NRF, NSAM and Colony has filed a definitive joint proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016 (the “Definitive Proxy Statement”). The supplemental information below should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety.  Defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement.

Supplemental Information to the Definitive Proxy Statement

As previously described in the Definitive Proxy Statement under the heading “Litigation Relating to the Mergers”, a purported stockholder of Colony initiated a legal action (referred to as the Carter action) on behalf of a putative class of Colony stockholders against Colony and members of the Colony board alleging claims under Sections 14(a) and 20(a) of the Exchange Act and claims relating to the financial projections for NRF, NSAM and Colony and the financial analysis performed by Colony’s financial advisor.

On November 18, 2016, a purported stockholder of NRF filed an action relating to the Mergers on behalf of a putative class of NRF stockholders in the United States District Court of the District of Maryland, captioned Boothe v. NorthStar Realty Finance Corp., et al. The Boothe action makes substantially similar claims as the Carter and Kessler actions.  The Boothe action names as defendants NRF and the members of the NRF board, and alleges claims under Sections 14(a) and 20(a) of the Exchange Act substantially similar to those alleged in the Carter and Kessler actions. The complaint alleges, among other things, that the initial joint proxy statement/prospectus and the first and third amendments thereto filed in respect of the Mergers omit or misstate various facts concerning the financial analyses performed by the financial advisor to the special committee of the NRF board. The complaint purports to seek, among other things, injunctive relief, money damages and attorneys’ and expert fees and expenses.

Also, on November 18, 2016, a purported stockholder of NSAM filed a substantially similar action relating to the Mergers on behalf of a putative class of NSAM stockholders in the United States District Court of the District of Maryland, captioned Kessler v. NorthStar Asset Management Group Inc., et al. The Kessler action names as defendants NSAM and the members of the NSAM board, and alleges claims under Sections 14(a) and 20(a) of the Exchange Act substantially similar to those alleged in the Carter action. The complaint alleges, among other things, that the initial joint proxy statement/prospectus and the first and third amendments thereto filed in respect of the Mergers omit or misstate various facts concerning the financial analyses performed by the financial advisors to NSAM and the special committee of the NSAM board. The complaint purports to seek, among other things, injunctive relief, money damages and attorneys’ and expert fees and expenses.

Cautionary Statement Regarding Forward-Looking Statements

This current report may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the SEC, including NSAM’s and NRF’s Quarterly Report on Form

10-Q for the quarter ended June 30, 2016 and Colony’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this report. None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this report, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement was declared effective by the SEC on November 18, 2016 and, on or about November 18, 2016, each of NSAM, Colony and NRF commenced mailing the joint proxy statement in definitive form to their respective stockholders of record as of the close of business on November 2, 2016. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED BY EACH OF NSAM, COLONY AND NRF ON NOVEMBER 18, 2016, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016, JULY 29, 2016 AND OCTOBER 17, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, THE CURRENT REPORT ON FORM 8-K FILED BY NSAM ON NOVEMBER 7, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lglassen@aaddoir.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016, October 17, 2016 and November 7, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction.  Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. A more complete description is available in the definitive joint proxy statement/prospectus filed by each of NSAM, Colony and NRF with the SEC on November 18, 2016. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This current report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.